15047437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 37329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NASDAQ Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Setaco 212-381-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/9/15

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OATH OR AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NASDAQ Execution Services, LLC, as of Dec 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
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Signature

Chief Compliance Officer
Title

Leonard B. Comberiate
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of Nasdaq Execution Services, LLC

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nasdaq Execution Services, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2015

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 9,119,696
Deposits with clearing organizations	2,546,626
Receivables from affiliate, net	1,301,314
Goodwill	5,569,073
Deferred tax assets, net	1,968,432
Other assets	68,220
Total assets	$ 20,573,361
Liabilities and member's equity	
Liabilities:	
Accrued routing fees	$ 2,078,162
Accrued compensation and benefit costs	137,449
Accounts payable	664,884
Total liabilities	2,880,495
Member's equity	17,692,866
Total liabilities and member's equity	$ 20,573,361

See accompanying notes to the statement of financial condition.

1. Organization and Description of the Business

Nasdaq Execution Services, LLC (the "Company") is a wholly owned subsidiary of Norway Acquisition, LLC ("Norway Acquisition"), which is a wholly owned subsidiary of The NASDAQ Stock Market LLC (the "Exchange"). The NASDAQ OMX Group, Inc. ("NASDAQ OMX") is a holding company that operates the Exchange as its wholly owned subsidiary. The Exchange provides NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange and other national stock exchanges. The Company has no customers but accepts orders from related party entities as part of its core routing brokerage business.

Activity and Regulation of Nasdaq Execution Services, LLC

The Company currently operates as the routing broker-dealer for affiliate exchanges for sending orders from the affiliate exchanges to other venues for execution in accordance with member order instructions and requirements. Affiliate exchanges include the Exchange, NASDAQ OMX BX, Inc. ("BX") and NASDAQ OMX PHLX, LLC ("PHLX"), collectively.

The Company clears all trading activity through the NASDAQ Stock Market Omnibus Account ("Omnibus Account") as the central facilitating account on the Exchange. This Omnibus Account is granted by the National Securities Clearing Corporation ("NSCC") to NASDAQ under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and the two legged off-setting clearing transactions comprising trades on the Exchange.

The broker-dealer is strictly a routing broker, relying on the executing party or venue; another broker operating an electronic communications network, alternative trading system ("ATS"), or agency book, or registered stock exchange, to submit clearing records against the Company to the NSCC, as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via the Automated Trade Confirmation system ("ACT"). The Company, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1, where the Company could potentially need to trade out of these executions on a principal capacity basis.

1. Organization and Description of the Business (continued)

Nasdaq Execution Services began routing options as of March 24, 2014, and became the sole routing broker for Nasdaq's equities and options exchanges in the U.S.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") as well as in all 50 states, the District of Columbia and Puerto Rico. The Company is also a member of the Exchange, BX, PHLX, New York Stock Exchange ("NYSE"), NYSE ARCA, Financial Industry Regulatory Authority ("FINRA"), NYSE Amex, Chicago Stock Exchange, Boston Options Exchange ("BOX"), International Securities Exchange, Chicago Board Options Exchange, C2 Options Exchange, the BATS Z-Exchange, Inc., the National Stock Exchange NYSE ARCA, Miami International Stock Exchange and the BATS Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization ("SRO").
The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States, as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company's cash is held by The Bank of New York Mellon ("BONY") in a non-interest-bearing account.

Deposits With Clearing Organizations

The deposits with clearing organizations represent funds held at the NSCC and OCC for settlement of trades and funds held at the Depository Trust and Clearing Corporation ("DTCC").

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to the reporting units based on the assignment of the fair values of each reporting unit of the acquired company. We are required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. We test for impairment during the fourth quarter of the fiscal year using carrying amounts as of October 1st. In conducting the 2014 annual impairment test for goodwill, we first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350, *Intangibles – Goodwill and Other* ("ASC 350"). The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, we conclude that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

In conducting the initial qualitative assessment, we analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed.

Additionally, we assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

2. Summary of Significant Accounting Policies (continued)

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, among other factors. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by management. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

The Company has concluded that, for purposes of its Goodwill impairment test, it has a single reporting unit. The Company completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2014. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day, resulting in limited market risk to the Company.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences

2. Summary of Significant Accounting Policies (continued)

are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements.

3. Related-Party Transactions

As discussed in Note 1, *Organization and Description of the Business*, the Company operates solely as the routing broker-dealer for the Exchange, BX and PHLX. Under intercompany Service Agreements with each affiliate, the Exchange, BX and PHLX agree to pay the Company pass through costs incurred in routing orders to external destinations for the Exchange, PHLX and BX. The Exchange also agrees to pay for expenses, including NSCC fees, OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs.

The Exchange, PHLX and BX also each paid the Company an additional monthly fee for support related to the Company's routing transactions. Revenue is recognized as earned, and is allocated to the Company through an intercompany charge.

The Exchange agrees to provide the Company with support services, including, but not limited to, direct financial and business management support.

For the year ended December 31, 2014, the Company was also charged by NASDAQ OMX for additional support services under the Intra-group Services Agreement. This agreement covers additional costs for personnel support.

Certain other expenses of the Company are settled on the Company's behalf by NASDAQ OMX and the Exchange and are allocated through an intercompany charge.

In 2014, the Company distributed excess capital of $7,000,000 to NASDAQ OMX.

At December 31, 2014, $1,301,314 remained as a net receivable from affiliate. All affiliates are ultimately wholly-owned by NASDAQ OMX. It is the intent and ability of management to settle

3. Related-Party Transactions (continued)

all intercompany balances between NASDAQ OMX, its wholly-owned subsidiaries, such as the Company and the Exchange, on a net basis, as NASDAQ OMX serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are expected to be cash settled on a periodic basis. The Company records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ OMX.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. For income tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ OMX, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ OMX, which includes the Company, NASDAQ OMX shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to NASDAQ OMX.

As of December 31, 2014, the net deferred tax asset balance is $1,968,432. This amount primarily relates to the amortization of intangible assets. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, as of December 31, 2014, is as follows:

Beginning balance	$	–
Additions (reductions) as a result of tax positions taken in prior periods		19,809
Additions as a result of tax positions taken in the current period		19,809
Ending balance	$	39,618

At December 31, 2014, the Company had no accrued interest or penalties, as defined within ASC 740, *Income Taxes*.

For periods through December 22, 2008, the Company was treated as a partnership for U.S. income tax purposes, and as a result, filed its federal, state and local tax returns, including a New

4. Income Taxes (continued)

York City Unincorporated Business Tax return. For periods after December 22, 2008, the Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. Federal income tax returns for the years 2011 and 2012 are currently under audit by the Internal Revenue Service and are subject to examination for 2008 through 2010 and 2013. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2012, and the Company is subject to examination for 2013.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2014, the Company had net capital of $8,775,827, which was $8,525,827 in excess of its required minimum net capital of $250,000.

The Company is also subject to The Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6 $^{2}/_{3}$ percent of aggregate indebtedness. At December 31, 2014, the Company had $6,775,827 of net capital in excess of this minimum requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) under the Securities Exchange Act of 1934.

6. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

6. Commitments and Contingent Liabilities (continued)

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is not probable. Accordingly, no contingent liability is recorded on the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct administrative proceedings, which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks, as well as limited market risk.

Cash is held by one financial institution, BONY. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by BONY to be

6. Commitments and Contingent Liabilities (continued)

delayed or limited. The Company monitors its risk by monitoring the credit quality of BONY and its subsidiaries.

7. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for cash, deposits with clearing organizations, and receivables from affiliate, net, approximate fair value due to the short term nature of these assets. The Company's liabilities, which include accrued compensation and benefit costs, accrued routing fees and accounts payable, net, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the financial statements, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.